Exhibit (b)(1)
September 20, 2007

Acer Incorporated
Attention: Mr. Howard Chan, Chief Financial Officer
Dear Sirs,

Commitment Letter for up to NTD19.8 billion (USD 600 Million equivalent) loan facility (the “Facility”)
You have advised us that you, Acer Incorporated (“Acer”), desire to establish the Facility, the proceeds of which would be used to finance the acquisition of all of the issued and outstanding shares of Gateway, Inc. (the “Target”), a company incorporated in the US and listed on NYSE, by way of tender offer (the “Acquisition”), as set forth in that Agreement and Plan of Merger among Acer, Galaxy Acquisition Corp., and the Target dated as of August 27, 2007 (the “Merger Agreement”).
1.        Commitment Terms
Citibank, N.A., Taipei Branch (“Citibank”) is pleased to inform you of Citibank’s commitment with effect from October 1, 2007 to provide the entire amount of the Facility, and Citigroup Global Markets Asia Limited (“CGMAL”) and Citibank (collectively referred to as “Citi”) are pleased to inform you of its agreement to act as arranger of the Facility, in each case subject to the terms and conditions described in this letter and the attached Annex I. This letter, the fee letter (entered into between Acer and Citi in respect of the arrangement fee for the Facility, the “Fee Letter”) and Annex I are referred to collectively as the “Documents”. Defined terms shall have the meaning as set out in Annex I if not defined in this letter.
2.        Conditions Precedent
Citi’s commitment (effective only from October 1, 2007) and agreement hereunder are subject to:
(i)	the preparation and execution of mutually acceptable facility documentation (the “Facility Documentation”) including a credit agreement incorporating, inter alia, substantially the terms and conditions outlined in Annex I and the absence of any condition or event which would permit the termination of the Merger Agreement or entitle Acer and/or its relevant subsidiaries (the “Purchaser”) to be relieved of its purchase obligation or to revoke its offer under the tender offer;
(ii)	the accuracy and completeness of all representations that you (or your advisors) make to us and all information that you (or your advisors) furnish to us in respect of the Acquisition and your compliance with the terms of the Documents;
(iii)	the payment in full of all fees, expenses and other amounts payable under the Documents;
(iv)	your granting Citi (for the benefit of it/its nominated affiliate) the first right of refusal for the relevant derivatives transaction in connection with the Facility.
3.        Syndication
3.1	Citi reserves the right, prior to or after the execution of definitive Facility Documentation, to syndicate all or a portion of its commitment to one or more other financial institutions

(the financial institutions becoming parties to the Facility Documentation being collectively referred to herein as the “Lenders”, or individually as the “Lender”). Such syndication will be managed by Citi. Citi and its affiliates will act as arranger with respect to the Facility and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the acceptance of commitments, and the determination of the amounts offered and the compensation provided. You understand that Citi may choose to commence syndication efforts promptly and that it may elect to appoint one or more additional arrangers to direct the syndication efforts on its behalf.
3.2	You agree to take all actions as Citi may reasonably request to assist it in forming a syndicate acceptable to it. Your assistance in forming such a syndicate shall include but not be limited to: (i) making your senior management and representatives available to participate in information meetings with potential Lenders at such times and places as Citi may reasonably request; (ii) using your best efforts to ensure that the syndication efforts benefit from Acer’s lending relationships; and (iii) providing Citi with all information reasonably deemed necessary by it to complete the syndication successfully.
3.3	To ensure an orderly and effective syndication of the Facility, you agree that until the termination of the syndication (as determined by Citi), you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorise the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility (including the establishment of a series of bilateral arrangements) or debt securities (including any renewals thereof) in the commercial bank or capital markets, without the prior written consent of Citi, not to be unreasonably withheld; provided that the foregoing shall not limit your ability to issue commercial papers, utilise other short-term debt programmes currently in place or issue equity securities.
3.4	You agree that Citi (or its affiliates) will act as the sole agent for the Facility and that no additional agents, co-agents or arrangers will be appointed, or other titles conferred, without Citi’s consent. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided for in Annex I.
3.5	The commitment and agreement of Citi hereunder and the commitment of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be assigned or transferred by you or otherwise relied upon by any other person, other than Acer or such other Purchaser that is the purchaser of the Target.
3.6	You agree that, without prejudice to the terms of paragraphs 2 (Conditions Precedent) and 4 (Commitment Termination), Citi has the right at any time to change only the pricing of the Facility if such change is advisable in the judgement of Citi to ensure a successful syndication of such Facility. If Citi determines such change is necessary, Citi will consult with you for a period of up to 10 business days about such change. If you do not accept such change after such period, either you or Citi shall be entitled to terminate the commitment and agreement hereunder in accordance with paragraph 4 hereof.
3.7	It is agreed with effect from 1 October 2007, if Acer determines that the funding of the Facility is required before the completion of a successful syndication, then provided each of the conditions precedent set out in paragraph 2 has been and remains satisfied up to the date (the “Pre-Fund Date”) of the required funding of the Facility as notified in writing to Citi at least 1 business day prior to the Pre-Fund Date, Citi (acting through its relevant affiliates) and other lenders who have at such time committed to participate in the Facility (collectively, the “Committed Lenders”) shall execute the Facility Documentation to facilitate the funding of the Facility (upon the terms and subject to the conditions precedent set out in the agreed and executed Facility Documentation), provided that such Pre-Fund Date shall not be earlier than October 1, 2007 and provided further that Acer will take all necessary actions as may be required by Citi to assist it to prepare and complete an information package within 10 days after the date hereof.
4.        Commitment Termination
4.1	Citi’s commitment and agreement set forth in the Documents will be effective only from October 1, 2007 and will automatically terminate on the earlier of the date of signing of Facility Documentation and December 31, 2007, unless extended in writing by the mutual agreement of the parties hereto. Prior to such date, Citi’s commitment and agreement under the Documents may be terminated (i) by Citi if any event occurs or information has become available such that, in its judgment, it believes that any condition set forth in paragraph 2 (Conditions Precedent) is or may not be satisfied, (ii) by Citi or you pursuant to paragraph 3.6 above;
4.2	The provisions of the Fee Letter and paragraphs 3 (Syndication), 4 (Commitment Termination), 5 (Indemnification), 6 (Limited Disclosure and Conflicts) and 8 (Governing Law and Jurisdiction) hereof shall survive the expiration or termination of Citi’s commitment and agreement hereunder and all fees, expenses and other amounts payable under the Documents shall remain due and payable following such expiration or termination.
5.        Indemnification
5.1	Whether or not the Facility Documentation is signed, you hereby indemnify and agree to hold harmless Citi, each Lender and in each case each of its and their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities, costs, legal expenses and other expenses (all together “Losses”) that may be incurred by or awarded against any Indemnified Party, in each case arising out of or in connection with any claims, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Documents or the Facility Documentation (or the transactions contemplated hereby or thereby) or use of the proceeds of the Facility, whether or not such claim, investigation, litigation or proceeding is brought by you (jointly with other parties), any of your shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.
5.2	You further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to you or any of your shareholders or creditors for or in connection with the transactions referred to above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.
5.3	A Document may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 (the “Act”) is excluded save that the Act shall apply to this paragraph 5 (Indemnification) for the benefit of the other Indemnified Parties only, subject always to the terms of paragraph 8 (Governing Law and Jurisdiction) and provided that Citi and you shall be entitled to agree any changes to or rescind the Documents without consent of such other Indemnified Parties.
6.        Limited Disclosure and Conflicts

6.1	You agree that the Documents are for your confidential use only and that neither their existence nor the terms thereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated thereby and on a confidential basis. Notwithstanding the foregoing, following your return of your executed copies of the Documents to us as provided below:
(i)	you may make public disclosure of the existence and amount of Citi’s commitment and of its agreement to act as arranger hereunder and the identity of the agent bank (subject to prior written approval of Citi in respect of the terms of such disclosure);
(ii)	you may file a copy of this letter in any public record in which it is required by law to be filed; and
(iii)	you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make and in particular, Citi acknowledges and agrees that the Documents (other than the Fee Letter) will be filed by Acer with the United States Securities and Exchange Commission in connection with the Acquisition.
6.2	You should be aware that Citi or one or more of its affiliates may be providing financing or other services to third parties whose interests may conflict with yours and by signing this letter you are (subject to the terms of this paragraph 6.2 consenting to financing or other services being provided to such third parties. Be assured, however, that consistent with Citi’s longstanding policy to hold in confidence the affairs of its customers, neither Citi nor any of its affiliates will furnish confidential information obtained from you to any of its other customers. By the same token, neither Citi nor any of its affiliates will make available to you confidential information that it obtained or may obtain from any other customer.
6.3	By acceptance of this letter and the other Documents, you acknowledge that you have been advised that (a) Citi and the Lenders are not in the business of providing legal, tax or accounting advice, (b) you understand that there may be legal, tax or accounting risks associated with the Facility described herein, (c) you should receive legal, tax and accounting advice from advisors with appropriate expertise to assess relevant risks, and (d) you should apprise appropriate senior management in your organisation as to the legal, tax and accounting advice and (and, if applicable, risks) associated with the Facility and Citi and the Lenders’ disclaimers as to these matters.
7.        Information
7.1	You represent and warrant that:
(i)	all information (as supplemented from time to time) that has been or will hereafter be made available to Citi or any Lender by you or any of your representatives in connection with the transactions contemplated hereby is and will at all times be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made; and
(ii)	all financial projections, if any, that have been or will be prepared by you and made available to Citi or any Lender have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that the projections will be realized).

7.2	You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain correct and acknowledge that Citi is acting in reliance on the accuracy of information supplied to it without independent verification.
8.        Governing Law and Jurisdiction
The Documents shall be governed by, and construed in accordance with, the laws of England and Wales. The parties hereto submit to the non-exclusive jurisdiction of the English court or at our option arbitration in London under the rules of the London Court of International Arbitration. The parties hereto waive any defence of inconvenient forum, which may be available. You agree to appoint a process agent for service of process and copies of appointment if the Facility Documentation is not signed by the commitment termination date specified in paragraph 4 above and to notify us in writing of its address.
9.        Entire Agreement
The Documents set forth the entire agreement between the parties with respect to the matters addressed therein and supersede all prior communications, written or oral, with respect thereto and may only be modified in writing. Delivery of an executed signature page to any Document by facsimile shall be as effective as delivery of a manually executed document.
Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and returning them to Sherry Yeh, Vice President, Global Loan & Leveraged Finance, Asia Fixed Income Capital Markets, Citibank, N.A., Taipei Branch (facsimile: 8862-8772-3634) at or before 6:00 p.m. (Taipei time) on September 20, 2007 the time at which the commitment offer and agreement of Citi set forth above (if not so accepted prior thereto) will expire. If you elect to deliver the above documents by facsimile, please arrange for the executed originals to follow by next-day courier.
Yours faithfully
Citibank, N.A., Taipei Branch

By: /s/ Christie Chang
Name: Christie Chang
Title: Business SCO

Citigroup Global Markets Asia Limited

By: /s/ Vivian Tan
Name: Vivian Tan
Title: Vice President

Accepted and Agreed
this 20 day of Sep., 2007:
Acer Incorporated

By: /s/ Howard Chan
Name: Howard Chan
Title: Chief Financial Officer

Annex I
Acer, Inc.

Summary of Terms and Conditions
NTD 19.8 Billion 3-Year Loan Facility
This term sheet sets out the principal terms on which Citi is prepared to arrange and underwrite, on your behalf, a syndicate of lenders to participate in the facility. The underwriting commitment is subject to documentation acceptable to Citi and participant lenders and is also subject to the terms set out below and in the Commitment Letter dated Sep. 20, 2007 to which this is attached.

Borrower	:	Acer Incorporated (“Acer”), a company incorporated in Taiwan.

Facility	:	Tranche A: NT Dollar 3-year term loan facility.
Tranche B: NT Dollar 3-year revolving credit facility.

Acquisition	:	The acquisition by Acer and/or its subsidiaries (the “Purchaser”) of all of the issued and outstanding shares of Gateway, Inc. (“Gateway”), a company incorporated in USA and currently listed on NYSE, by way of tender offer and thereafter by Merger of a direct or indirect wholly owned subsidiary of Acer into Gateway.

Gateway and its subsidiaries are collectively referred as the “Target”.

Purpose	:	Tranche A: To finance the Acquisition and related transaction expenses and/or the refinancing of existing debt of the Target.
Tranche B: To provide financing for the working capital needs.

Coordinating Arranger	:	Citibank, N.A., Taipei Branch (“Citibank”) / Citigroup Global Markets Asia Limited (“CGMAL”) (collectively as “Citi”).

Lenders		Citibank and other financial institutions to be invited by the Coordinating Arranger in consultation with the Borrower.

Facility Amount	:	Up to NTD 19.8 billion, to be split into two Tranches:
Tranche A: NTD 16.5 billion
Tranche B: NTD 3.3 billion

Facility Agent	:	Citibank (the “Agent”).

Closing Date	:	The date of the execution of the Facility agreement.

Final Maturity Date	:	3 years from the Closing Date.

Availability Period	:	Tranche A: 6 months from the Closing Date. Any amount not drawn at the end of Availability Period will be cancelled automatically.

Tranche B: Revolving throughout the life of the Facility.

Drawdown	:	Subject to fulfillment of Conditions Precedent as defined below, drawings shall be made by the Borrower with no less than 3 Business Days’ prior written notice to the Agent.

Scheduled Repayment	:	Tranche A: In 4 equal semi-annual installment repayments commencing 18 months from the Closing Date.
Tranche B: Bullet repayment on the Final Maturity Date.

Voluntary Cancellation		During the Availability Period, the Borrower may cancel, without premium or penalty, the whole or part of the undrawn Facility in a minimum amount of

NTD300 million and in integral multiples of NTD100 million, subject to at least 15 days’ prior irrevocable written notice to the Agent. Any cancelled commitments may not be thereafter reinstated.

Voluntary Prepayment	:	Tranche A: The Borrower may, without premium or penalty, prepay in whole or in part in minimum amount of NTD300 million and an integral multiple of NTD100 million at the end of any Interest Period, subject to at least 15 days’ prior irrevocable written notice to the Agent. Any such prepayment may not be thereafter reborrowed.
Tranche B: Not applicable.

Interest Rate	:	0.33% p.a. over primary CP rate.

Primary CP rate is determined by reference to Reuter screen PRMCP for relevant Interest Period at approximately 11:30am Taipei time on one Business Day immediately preceding the first day of each Interest Period.

Interest will be payable in arrears at the end of each Interest Period and calculated on the basis of the actual number of days elapsed in a year of 365 days. The Borrower shall be liable for GBRT and GBRT Reserve.

Interest Period	:	30, 60 or 90 days at the Borrower’s option.

Commitment Fee	:	Tranche A: 0.05% p.a., payable quarterly in arrears and calculated based on the average daily undrawn amount of Tranche A commencing the first day of the 4th month after the Closing Date to the expiry of the Availability Period.
Tranche B: 0.10% p.a. payable quarterly in arrears and calculated based on the difference between the average daily drawn portion and the Minimum Utilization Rate commencing the first day of the 4th month after the Closing Date to the expiry of the Availability Period. Minimum Utilization Rate is defined as 50% of Tranche B amount.

Documentation	:	The Facility will be subject to preparation, execution and delivery of mutually acceptable loan documentation which will contain conditions precedent, representations and warranties, covenants, financial covenants, negative pledge, pari-passu, events of default, cross default and other provisions, including but not limited to provision relating to waiver of immunity, material adverse change, set-off, inspection right, illegality, cost and expenses related to preservation and enforcement, market disruption, waiver of consequential damages, indemnities including tax indemnities, break funding costs and default interest, agency provisions, usual and customary for financings of this nature and other appropriate for this Facility, as further described below. Acer shall also furnish the Lenders with a copy of the Agreement and Plan of Merger among Acer, Galaxy Acquisition Corp. (“Galaxy”) and Gateway dated as of August 27, 2007 and the Schedule TO filed by Acer with the United States Securities and Exchange Commission, as amended (collectively, the “Tender Offer Documents”) under which the Purchaser makes its offer to purchase the shares of the Target.

Conditions Precedent to Drawdowns under Tranche A	:	Customary for financing of this nature and others appropriate in the judgment of and satisfactory to the Coordinating Arranger and Agent, including but not limited to:

1.	The execution and delivery of loan documentation, in form and substance satisfactory to the Lenders as well as delivery of a copy of the Tender Offer Documents as described in the section ‘Documentation’.

2.	Delivery of certified copies of all relevant board resolutions of the Borrower, authorized signatories lists with specimen signatures and all relevant constitutional documents.
3.	The Borrower shall have obtained all necessary approvals (governmental, judicial, corporate or otherwise) for the financing contemplated herein (including but not limited to the board resolutions described above or other evidence of corporate authorization, and/or Investment Commission approvals consistent with the financing),
4.	Absence of insolvency or other similar proceedings of the Borrower and/or Target.
5.	Legal opinions from the counsels of the Lenders and, if applicable, the Borrower, satisfactory to the Lenders.
6.	Evidence that the Borrower has sufficient funds (including this Facility) to complete the Acquisition.
7.	Evidence that all conditions (including, if applicable, those in respect of (a) purchases made during the Subsequent Offering Period or (b) the Top-Up Closing as defined in the Merger Agreement) (other than payment of the purchase price thereof) set out in the Tender Offer Documents dated September 4 2007 and filed to the SEC on September 4 2007, as amended, have been met or, in consultation with the Co-ordinating Arranger and Agent, waived and absence of any termination event (howsoever described) under the Tender Offer Documents dated September 4 2007 and filed to the SEC on September 4 2007, as amended.
8.	Such others to be confirmed by legal counsel.

Additional Conditions Precedent to Drawdowns under Tranche B	:	In addition to the Conditions Precedent listed above for Tranche A, the following Conditions Precedent shall apply to drawdowns under Tranche B:

1.	Accuracy of representations and warranties.
2.	No material adverse change in the business, conditions (financial or otherwise), operations or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole.
3.	No Event of Default or potential Event of Default has occurred and is continuing.

Representations and Warranties	:	Usual and customary for financings of this nature on a repeating basis, including but not limited to the following:

1.	Corporate organization, existence, power and authorization.
2.	Execution, delivery and performance of loan documentation do not violate law, the Borrower’s charters or bylaws or existing agreements and does not result in the imposition of liens.
3.	No government or regulatory approvals, or other third-party consents, required other than those already obtained.
4.	Legality, validity, binding effect, admissibility and enforceability of the loan documentation.
5.	No litigation that may have a material adverse effect on the business, condition (financial or otherwise), operations, or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole.
6.	No material adverse change in the business, conditions (financial or otherwise), operations or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole.
7.	Completeness and accuracy of financial statements and information provided in all material aspects.
8.	No other violation of law or material agreements.

9.	No insolvency and absence of any winding-up or analogous proceedings.

Financial Covenants	:	The Borrower shall maintain the following financial covenants:

•	Minimum (Cash and Cash Equivalent plus Marketable Securities) of NT$16.5 billion
•	Maximum Leverage Ratio (defined as Total Debt divided by (Tangible Net Worth excluding Minority Interests)) of 0.75x
•	Minimum Debt Service Coverage Ratio (defined as (Operating Profit plus Depreciation plus Amortization) divided by (Current Portion of Long Term Debt plus Interest Expenses)) of 1.10x
•	Minimum Tangible Net Worth excluding Minority Interests of NT$45.0 billion

The above financial covenants shall be calculated semi-annually based on the Borrower’s semi-annual audited (if not available, CPA-reviewed) consolidated and annual audited consolidated financial statements. The Chief Financial Officer of the Borrower shall provide the Agent with a certification stating that no Event of Default or potential Event of Default has occurred or is continuing. Such certificate shall be provided together with the relevant financial statements.

Covenants	:	Customary for financings of this nature and others appropriate in the judgment of the Coordinating Arranger/Agent, including but not limited to:

1.	Compliance with laws and maintenance of approvals.
2.	No change of its business.
3.	Timely payment of all taxes and other obligations.
4.	The Borrower shall provide the Agent annual audited consolidated and semi-annual audited (if not available, CPA-reviewed) consolidated financial statements within 120 days and 90 days from the end of such financial periods, and quarterly CPA-reviewed unconsolidated financial statements within 60 days from the end of such financial period.
5.	Access to books and records.
6.	Maintenance of insurance and properties.
7.	The Facility shall be ranked pari passu with the Borrower’s other senior unsecured indebtedness.
8.	Without the prior written consent of the Majority Lenders (to be defined by reference to lenders whose commitments are, or to whom are owed, in aggregate 662/3% of the Facility Amounts) or disclosed to and approved by the Majority Lenders prior to the Closing Date, the Borrower and its subsidiaries shall not sell or dispose all or any of its assets, unless (a) the book value of assets to be sold or disposed in a single transaction or the aggregate book value(s) of assets to be sold or disposed during the life of the Facility is less than 5% of Tangible Net Worth based on the consolidated financial statements, (b) such sale or disposals of assets are made in the ordinary course of business or (c) non-core real estate properties and/or long term investments to be agreed and specified in documentation.
9.	Without the prior written consent of the Majority Lenders, the Borrower and its subsidiaries shall not effect any mergers, consolidations and/or divestures except for (a) the Acquisition, (b) those within the Acer Group, or (c) those in which the Borrower will be the surviving entity and will not have any material adverse effect on the ability of the Borrower to comply with its obligations under the Facility.
10.	Negative pledge on all the existing and the future assets of the Borrower and its subsidiaries, except (a) liens created in the ordinary course of business or arising by operation of law, (b) liens in existence prior to the Closing Date acceptable to the Lenders provided that the indebtedness secured thereby is not increased, (c) the aggregate book value of liens for the Borrower to be no greater than NTD1,900 million commencing from the Closing Date to December 31 2008 and to be no greater than NTD900 million commencing from January 1 2009 to the Final Maturity Date, or (d) the aggregate book value of liens for all the subsidiaries of the Borrower to be no greater than 1% of Total Assets based on the consolidated financial statements during the life of the Facility.
11.	Environmental compliance and no environmental claim.
12.	Arms’ length transactions with affiliates.
13.	The Borrower and/or its subsidiaries shall at all time maintain a minimum 100% ownership and management control of the Target, provided that the Borrower and/or its subsidiaries shall acquire and maintain no less than 50% (plus one share) ownership of the Target during the period starting 12 months from the first drawdown date under the Facility. No reduction on the acquired ownership and management control of the Target shall be permitted at any time during the life of the Facility.

Events of Default	:	Usual and customary for financings of this nature, including but not limited to the following:

1.	Failure to pay principal, interest or any other amount payable under the loan documentation when due;
2.	Representations or warranties materially incorrect when made or deemed made;
3.	Failure to comply with covenants (with cure periods where appropriate);
4.	Cross-default and cross acceleration with other indebtedness of the Borrower and its subsidiaries subject to certain threshold to be determined in documentation;
5.	Material adverse change on the business, condition (financial or otherwise), operations or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole, which in the judgment of the Majority Lender(s), may have a material adverse effect on the ability of the Borrower to comply with its obligations under the Facility.
6.	The Borrower ceases to be listed on the Taiwan Stock Exchange.
7.	Material litigation, investigation or other proceeding which may have a material adverse effect.
8.	Failure to pay under a final judgment or court order.
9.	Insolvency or inability to pay debts as they fall due.
10.	Reorganization (save for the Acquisition), liquidation, bankruptcy or similar proceeding.
11.	Creditor’s process and distress and attachment proceedings.
12.	Unlawfulness.
13.	Illegality or unenforceability of the loan documentation.

Expenses	:	All out-of-pocket expenses incurred (i) by the Coordinating Arranger, the Lender(s) or the Agent in connection with the preparation, arrangement, execution, delivery, modification, amendment and administration of the loan documentation (including reasonable fees and expenses of legal counsels) and (ii) by the Coordinating Arranger, the Lender(s) or the Agent in connection with the enforcement of the loan documentation (including reasonable fees and expenses of counsels) as well as in connection with the modification and amendment of the loan documentation after the Closing Date, are for the Borrower’s account.

Taxes and Yield Protection	:	All payments in relation to the Facility will be made free and clear of any present and future taxes, withholdings, levies, duties or other deductions whatsoever (other than net income taxes in the jurisdiction of the Lender’s applicable lending offices). The Borrower will indemnify the Coordinating Arranger, the Lender(s) and the Agent for such taxes paid and deduction incurred by the Coordinating Arranger, the Lender(s) or the Agent.

Information Memorandum	:	The Borrower shall provide the Coordinating Arranger/Agent with all reasonable relevant information (including but not limited to corporate documents, business and industry information and no less than 3 years financial projection) regarding the Borrower, its subsidiaries and the Target, to enable the Coordinating Arranger to prepare an information memorandum, which will be distributed to the potential lenders of the Facility.

Assignment and Participation	:	Subject to such assignment, transfer not immediately resulting by reason only of the assignment of transfer in an increased cost or tax liability to the Borrower, the Lenders shall have the right to assign or transfer all or a part of its rights and obligations under the Facility to any of its affiliates or other financial institution with notice to the Agent (without the consent from the Borrower). No conditions and no restriction on assignment or transfer to apply if an no Event of Default, potential Event of Default or illegality has occurred. No restriction on the right of any Lender to sub-participate its rights.

Governing Law	:	ROC law.